

CST Trust Company
P.O. Box 4202, Postal Station A
Toronto, ON M5W 0E4
Tel: 416.682.3800
Fax: 1.877.715.0494

www.canstockta.com

Global Resources • Local Service • Customized Solutions

February 13, 2015

Nova Scotia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Superintendant of Securities, Prince Edward Island
Superintendant of Securities, Northwest Territories
Superintendant of Securities, Nunavut

Securities and Exchange Commission

Philippine Stock Exchange, Inc.
Philippine Securities and Exchange Commission

Securities Commission of Newfoundland and Labrador
Saskatchewan Financial and Consumer Affairs Authority
New Brunswick Financial and Consumer Services Commission
British Columbia Securities Commission
Autorité des marchés financiers
Superintendant of Securities, Yukon Territory
The Toronto Stock Exchange

RE: Sun Life Financial Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual Meeting of Shareholders:

Date of meeting:	May 6, 2015
Record date for notice:	March 16, 2015
Record date for voting:	March 16, 2015
Beneficial ownership determination date:	March 16, 2015
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

/ s / "Vijaya Somasundharem"
Vijaya Somasundharem
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)
Philippine Depository & Trust Corp.
Depository Trust Company